BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23    A Publicly Held Company            NIRE. 35300010230


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF AUGUST 4 2003
                                ----------------

         On August 4, 2003, at 4:30 pm, at its head office, with a legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met, for the purpose of: a) analyzing the financial statements for the second quarter of 2003, following the favorable opinion given by the Fiscal Council, pursuant to article 163, VI, of Law 6.404/76; b) ratifying the Findings of the Itau Holding Internal Controls Committee for the first half of 2003.

         After examining the Financial Statements for June 30 2003, Dr. Roberto Egydio Setubal, CEO, made general comments on certain elements thereof.

         After analysis of the said documentation, the councilors unanimously approved the financial statements for the second quarter of 2003, authorizing publication through their release to the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios) and the Stock Exchanges (Bolsas de Valores).

         The councilors subsequently ratified the Findings of the Itau Holding Internal Controls Committee regarding the report issued by the Bank's Internal Audit Department on activities related to the Internal Controls System, as required by Res. CMN-2554/98, article 7 of the Articles of Association and article 12 of the "Itau Holding Internal Controls Committee Regulations", authorizing publication together with the June 30 2003 financial statements.

         The Councilors were then apprised of the Central Bank of Brazil correspondence, ref. Desup/GTSP3-CS2-2003/0483, dated May 14 2003, in connection with the results of the Global Consolidated Inspection of the Financial Conglomerate headed by Banco Itau S.A., with a base date of June 30 2002.


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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2
MEETING OF THE ADMINISTRATIVE COUNCIL OF AUGUST 4 2003


         The following documents were subsequently distributed to the
Councilors: a) copy of correspondence from PricewaterhouseCoopers - Auditores Independentes, as required by the Independence Standards Board I', relating to the independence of this auditing firm as concerns Banco Itau S.A.; b) a file containing the comments of PricewaterhouseCoopers - Auditores Independentes on their audit of the financial statements of December 31 2002, in US GAAP.

         All items on the agenda having been concluded, the Chairman requested the transcription of these minutes, which, having been duly read and approved, were signed by all those present, the meeting being declared closed. Sao Paulo-SP, August 4 2003. (aa) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Jose Vilarassau Salat, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.



                                           ALFREDO EGYDIO SETUBAL
                                        Investor Relations Director